                                                                  Rule 424(b)(5)
                                                               File No. 33-35773
                                                                CUSIP: 88739LAV8


PRICING SUPPLEMENT
(To Prospectus Supplement dated July 24, 1996)
 To Prospectus dated July 24, 1996


                                  $10,000,000


                               The Timken Company


                  7.16% Fixed Rate Medium-Term Notes, Series A


                          ---------------------------


                   Interest payable February 15 and August 15
                          Commencing February 15, 1998

                          ---------------------------

     Principal          Date of         Maturity        Fixed Interest Rate
       Amount            Issue            Date              Per Annum
    -----------        ---------        ---------       -------------------
    $10,000,000        11/3/1997        11/3/2027               7.16%




Price to Public:           100% of principal amount of each Note.

Redemption/Repayment:      The Notes are not  redeemable  prior to their
                           stated maturity date and are not repayable prior to such date.


                       ---------------------------------
                       Morgan Stanley & Co. Incorporated
                       ---------------------------------



October 31, 1997





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                                        RECENT DEVELOPMENTS

     On September 9, 1997, the Company issued the following press release:

          GAFFNEY, SC - September 9, 1997 - The Timken Company is investing $51 million over the next five years to expand and modernize its Gaffney Bearing Plant in Gaffney, South Carolina and to help it retain its industry leadership position.

          The improvement program will increase plant capacity by more than 25 percent in some areas. Over half the investment will be made in the coming 12 months.

          Bob Leibensperger, executive vice-president and president - Bearings Business, was in Gaffney to announce the investment. "Our Gaffney Bearing Plant associates continue to exceed their customers' expectations for quality and service at the lowest possible cost," said Mr. Leibensperger. "The Gaffney Bearing Plant is in business to help its customers succeed. This new state-of-the-art equipment will allow our associates to build on their past successes. Because we operate in a highly competitive environment, we must continuously improve existing operations and, from time to time, make major investments such as this one to keep our plants at the forefront of technology. Our company's shareholders, including thousands of Timken associates, also will benefit."

          John Travers, general manager - Gaffney Bearing Plant, said "Our success has been due in large measure to the strengths of our associates. We are confident of continued success because the markets we serve are strong, our customers continue to recognize our excellence, we are continuously improving our performance and we continue to win investment support from our company.

          "Many of the positive changes we have made and the resulting prosperity are the result of an excellent work ethic and team spirit in our plant," said Mr. Travers. "We can meet the needs of our customers because we enjoy the freedom to be flexible and, therefore, responsive.

          Gaffney Bearing Plant associates have many reasons to be proud. Among these are achieving both QS-9000 and ISO 9001 registrations, earning customer awards such as the Chrysler Pentastar, and achieving new highs in output as the result of our continuous improvement process."

          Capital investment in the Gaffney Bearing Plant over the coming five years will equal $75,000 per associate. The $51 million five-year investment announced today compares to a total of about $25 million over the past five years.



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          "Our associates have put in many overtime hours, reduced our unit cost and maintained the quality and delivery expected by our customers," said Mr. Travers. "Their efforts are being rewarded, as they should be. At the same time, the challenge to further improve our performance is even greater in light of this vote of confidence on the part of our company's leadership."

          The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of $2.4 billion.


          On September 19, 1997, the Company issued the following press release:

          CANTON, OH - September 19, 1997 - As noted in the attached news release, Standard & Poor's rating agency has increased The Timken Company's corporate credit and senior unsecured rating to "A" and its commercial paper program rating to "A-1."

          "This is an important recognition by one of the agencies that rates the credit worthiness of our debt," said Gene E. Little, vice president - finance for The Timken Company, "and reflects the improved performance both the Bearing and Steel businesses have accomplished over recent years."

          According to Mr. Little, this translates into two benefits for The Timken Company. "First, it formally recognizes important strengths of The Timken Company: good financial performance, a strong balance sheet and prudent fiscal management. This returns us to a level attained prior to 1986," said Mr. Little. "Secondly, it will reduce modestly the interest rate which the company pays to borrow money it needs to operate, which thus lowers the cost of capital for The Timken Company."

          The Timken Company (NYSE:TKR, www.timken.com) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.

          On October 21, 1997, the Company issued the following press release:

          CANTON, OH--October 21, 1997--The Timken Company reported record sales and earnings for both the quarter and nine months ended September 30.





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          "This performance results from our success in entering new markets, increasing penetration in existing ones and focusing on new areas of business activity that bring long-term value to both our customers and shareholders," said Joseph F. Toot, Jr., president and chief executive officer. "This includes continuing to broaden our scope beyond manufacturing to initiatives that focus on related value-added services in the rebuilding, repair and distribution arenas. These markets are proving to be receptive to both our skills and performance orientation.

          "Demand for our products remains strong, particularly in the aerospace, automotive and industrial markets," said Mr. Toot. "Plant utilization throughout our organization looks very good, with the majority of our facilities running at full levels. This should enable us to finish 1997 strongly.

          "Our associates have achieved 21 straight year-to-year quarterly sales increases," said Mr. Toot. "Excluding write-offs and accounting changes, we have achieved year-to- year improvements in net earnings for 22 of the last 23 quarters. This is precisely the stability of earnings for which we have been striving."

          For the first nine months of 1997, the company achieved net sales of $1.95 billion, up 9.4 percent from $1.78 billion in 1996's first nine months. For the third quarter, net sales were $629.9 million, an increase of 8.3 percent over the $581.4 million in the year-earlier period.

          Net income for 1997's first nine months totaled $123.8 million, up
     23.9 percent from $99.9 million in last year's first nine months. For the third quarter, net income was $37.8 million, 18.9 percent above the year-earlier total of $31.8 million, and a new high for the quarter. This includes an income tax credit relating to claims for prior years' research and development credits totaling $4 million, or $.06 per share.

          Earnings per share for the first nine months totaled $1.97 versus $1.59 in 1996's corresponding period. For the third quarter, earnings per share were $.60 compared with $.51 in the year-ago period.


          BEARING BUSINESS RESULTS

          In the Bearing Business, net sales were up, due chiefly to increased volume in light truck, heavy truck, and industrial equipment markets. Strong sales in Mexico, the launch of Timken(R) Automotive Service Parts(TM) to better serve the needs of the automotive do-it-yourself retail market, and improved volumes in the company's European operations also contributed to the sales performance.

          Because of strong market successes with a range of products, the company will be investing $51 million over the next five years to expand and modernize its Gaffney (South Carolina) Bearing Plant. This follows last quarter's announcement that the company would be investing $20 million in its Ashboro (North Carolina) Plant to meet demand for industrial bearings.

          In the first nine months, Bearing Business net sales were $1.28 billion compared with $1.19 billion in 1996's corresponding period. For the third quarter, net sales were $408.8 million versus $382.6 million a year earlier.

          Operating income in the first nine months totaled $121.3 million compared with $114.3 million in last year's first nine months. For the third quarter, operating income, which decreased to $27.2 million from $37.9 million in 1996's third period, was affected by an inventory write-down, compared to a year-earlier write-up. Costs associated with meeting additional hiring and training needs, integrating newly acquired operations, and addressing stronger customer demand also dampened earnings.


          STEEL BUSINESS RESULTS

          The Timken Steel Business is performing at record levels, resulting from continued strong demand in all markets for both alloy steel products and steel components and from continuous improvement efforts aimed at maximizing sales and margins.

          While the industry historically has exhibited a seasonal pattern in the third quarter, strategic long-term initiatives in the Timken Steel Business have reduced this to a much less dramatic level. These initiatives include expanding distribution services, implementing new operating practices, and building the range of products and services available through the Steel Parts Business. A new plant in Winchester, Kentucky, serving the needs of both the Timken Bearing Business and external bearing customers, ramped up production during the quarter.

          In the first nine months, Steel Business net sales totaled $669.9 million, up from $585.3 million in last year's corresponding period. For the third quarter, net sales increased to $221.1 million from $198.8 million in the year-ago period.

          Operating income in the first nine months rose to $99 million from $70.5 million in 1996's first nine months. For




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     the third quarter, operating income was $34.3 million versus $22.4 million in the year-earlier period.

          The Timken Company (NYSE:TKR, www.timken.com) is a leading international manufacturer of highly engineered bearing and alloy steels. The company employs about 19,000 people worldwide and reported 1996 sales of about $2.4 billion.


                                       #


     (Financial Summaries Attached)





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The Timken Company and Subsidiaries

                                                                                 Second
                                                Third Quarter                    Quarter              Nine Months
Consolidated Statements of Income               Ended Sept 30                     Ended              Ended Sept 30
                                        --------------------------------         June 30    ----------------------------------
   (Thousands of dollars,                    1997               1996               1997           1997                1996
    except share data)                  --------------------------------------------------------------------------------------
Net sales  ..........................       $629,900            $581,417        $676,003      $1,946,487            $1,778,924
Cost of products sold  ..............        487,182             443,767         508,484       1,483,038             1,359,670
                                        --------------------------------------------------------------------------------------
         Gross profit      ..........       $142,718            $137,650        $167,519        $463,449               419,254
Selling, admin. & general expenses  .         81,184              77,326          84,220         243,158               234,460
                                        --------------------------------------------------------------------------------------
         Operating income  ..........        $61,534             $60,324         $83,299        $220,291              $184,794
Other income (expense):
  Interest expense .................         (5,242)             (4,672)         (5,588)        (16,295)              (12,406)
  Other income (expense) - net  .....        (2,342)             (3,545)         (3,710)         (9,053)               (8,606)
                                        --------------------------------------------------------------------------------------
         Income before income taxes          $53,950             $52,107         $74,001        $194,943              $163,782
Provision for income taxes  .........         16,160              20,322          29,061          71,147                63,875
                                        --------------------------------------------------------------------------------------
         Net income  ................        $37,790             $31,785         $44,940        $123,796                99,907
                                        ======================================================================================
         Net income per share  ......          $0.60               $0.51           $0.72           $1.97                 $1.59
                                        ======================================================================================
Average shares outstanding  .........     62,977,635          62,848,820      62,751,517      62,727,242            62,841,106
==============================================================================================================================

Consolidated Balance Sheets                Sept 30            Dec 31           June 30
 (Thousands of dollars)                      1997              1996              1997
                                        ------------------------------------------------
ASSETS
Cash & cash equivalents  ............        $31,836            $5,342            $9,906
Accounts receivable  ................        349,252           313,932           363,684
Deferred income taxes  ..............         51,307            54,852            55,307
Inventories  ........................        439,919           419,507           425,597
                                        ------------------------------------------------
         Total current assets  ......       $872,314          $793,633          $854,494
Property, plant & equipment  ........      1,146,466         1,094,329         1,120,079
Deferred income taxes  ..............         21,600             3,803            13,578
Other assets  .......................        183,855           179,573           190,494
                                        ------------------------------------------------
         Total assets  ..............     $2,224,235        $2,071,338        $2,178,645
                                        ================================================

LIABILITIES
Accounts payable & other liabilities        $237,001          $237,020          $242,985
Short-term debt & commercial paper  .        172,758           136,830           185,695
Accrued expenses  ...................        155,043           154,098           138,565
                                        ------------------------------------------------
         Total current liabilities  .       $564,802          $527,948          $567,245
Long-term debt  .....................        166,627           165,835           142,688
Accrued pension cost  ...............         87,933            56,568            82,918
Accrued postretirement benefits  ....        400,994           398,759           400,594
                                        ------------------------------------------------
         Total liabilities  .........     $1,220,356        $1,149,110        $1,193,445

SHAREHOLDERS' EQUITY  ...............      1,003,879           922,228           985,200
                                        ------------------------------------------------
         Total liabilities & equity       $2,224,235        $2,071,338        $2,178,645
                                        ================================================

BEARING BUSINESS SEGMENT FINANCIAL RESULTS
         (Dollars in millions)


                                                                Second
                                Third Quarter                  Qtr Ended                 Nine Months
                                Ended Sept 30                   June 30                 Ended Sept 30
                      ----------------------------------      -----------     ---------------------------------
                           1997               1996               1997             1997               1996
                      -----------------------------------------------------------------------------------------
Net sales                 $408.8             $382.6             $444.9          $1,276.6           $1,193.6
Operating income           $27.2              $37.9              $49.0            $121.3             $114.3
Operating Margin            6.7%               9.9%              11.0%              9.5%               9.6%



STEEL BUSINESS SEGMENT FINANCIAL RESULTS
(Dollars in millions)


                                                                Second
                                Third Quarter                 Qtr Ended                  Nine Months
                                Ended Sept 30                  June 30                  Ended Sept 30
                      ----------------------------------     ------------     ---------------------------------
                           1997               1996               1997              1997              1996
                      -----------------------------------------------------------------------------------------
Net sales                 $221.1             $198.8             $231.1            $669.9             $585.3
Operating income           $34.3              $22.4              $34.3             $99.0              $70.5
Operating Margin           15.5%              11.3%              14.8%             14.8%              12.0%